CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Subsidiary Takes Over Students from  Pan Pacific English College

January 19th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Alternext and TSX.V symbol: MBA) (“CIBT”) announces that its subsidiary, Sprott-Shaw International Language College, has taken over the entire student body enrolled at Pan Pacific English College located in Victoria BC effective immediately.

All Pan Pacific students will continue with their studies by enrolling in programs offered throughout CIBT’s system of schools including Sprott-Shaw Community College and Sprott-Shaw Degree College.  CIBT’s  objective is to ensure that these students experience little or no interruption in their studies, and continue to receive an unparalleled education experience  with a high level of  consideration and quality of course work from  CIBT’s numerous teaching institutions.  CIBT will not assume any liabilities of Pan Pacific English College.   Sprott-Shaw will continue to pursue and expand into the Japanese and Latin American markets by leveraging on and utilizing Pan Pacific’s strong existing presence in these markets.

Toby Chu, Vice-Chairman, President & CEO of CIBT commented, “International students enrolled in ESL programs in Canada will naturally fit into our diploma and degree programs in our Sprott-Shaw subsidiary.  We will continue to seek takeover opportunities in other international language schools across Canada and Asia to continue to build and strengthen our feeder system.”

About CIBT Education Group Inc.

CIBT is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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